SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                   Commission File Number 0-5813

                           NOTIFICATION OF LATE FILING

    (Check One):  |_| Form 10-K   |X| Form 11-K   |_| Form 20-F   |_| Form 10-Q
                  |_| Form N-SAR

    For Period Ended:      May 29, 1999
    |_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
    |_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
    |_| Transition Report on Form 11-K
    For the Transition Period Ended: __________________________________________

    Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION
Full name of registrant     Herman Miller, Inc. Profit Sharing and 401(K) Plan
Former name if applicable   Herman Miller, Inc. Employee Ownership - Profit
                              Sharing Plan
Address of principal executive office (Street and number)  855 East Main Avenue,
                                                           P.O. Box 302
City, state and zip code        Zeeland, MI 49464-0302

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


          |  (a)    The reasons  described in  reasonable  detail in Part III of
          |         this  form  could  not be  eliminated  without  unreasonable
          |         effort or expense;
          |  (b)    The subject annual report,  semi-annual  report,  transition
          |         report on Form 10-K,  20- F, 11-K or Form N-SAR,  or portion
    [X]   |         thereof  will be filed on or before  the 15th  calendar  day
          |         following the prescribed due date; or the subject  quarterly
          |         report or transition report on Form 10-Q, or portion thereof
          |         will be filed on or before the fifth  calendar day following
          |         the prescribed due date; and
          |  (c)    The accountant's statement or other exhibit required by Rule
          |         12b-25(c) has been attached if  applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     In preparing financial statements for the Plan, the Registrant is required to rely upon certain information to be provided by the Plan's trustee. At present time, the Registrant is awaiting such information from the trustee. In addition, the employees of the Plan sponsor have in the past several months spent a considerable amount of time in the conversion of the Registrant's employee benefit plans. For those reasons, the Registrant is unable to complete the information requested by the Form 11-K without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

   James E. Christenson                       (616)              654-3000
--------------------------------------------------------------------------------
        (Name)                             (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    November 23, 1999              By  /s/ Brian C. Walker
     ----------------------            -----------------------------------------
                                       Brian C. Walker, Chief Financial Officer
                                       of Herman Miller, Inc.
                                       on behalf of the Administrative Committee
                                       of the Plan

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly finished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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